Exhibit 99.3

Today we announced important news that AMAG has entered into an agreement to be acquired by Covis Pharma, a global specialty pharmaceutical company that delivers innovative therapies to patients with chronic and life-threatening conditions.

Since the beginning of the year, AMAG has been working on advancing the company's strategic evolution by reaching important milestones to support our two commercial products and strengthen our company's ability to invest in our pipeline. We believe that Covis is the right partner to help us achieve our future goals and execute on the company’s mission to serve patients and health care providers.

Covis is aligned with our commitment to address unmet patient needs with innovative therapies and aims to advance AMAG’s development and commercial stage assets with continued investment in clinical studies. This includes ensuring Makena remains accessible to patients, exploring potential label expansion opportunities for Feraheme, continuing the development of ciraparantag, and assessing bringing these products to new global markets.

[In particular, Covis has noted its belief that Makena should remain on the market, and it is our understanding that they intend to continue working collaboratively with the FDA to ensure continued patient access.]

Covis shares our focus of addressing areas of critical unmet need and with the support of its investor base, the company is well positioned financially to make the required investments to deliver on these goals.

This alignment underpins our confidence in this acquisition, and the perspective that Covis will be a strong partner to continue the work that AMAG began.

Recognizing this is a lot to absorb, we are committed to providing further details as they become available. We expect to close this deal in November and throughout this time will be preparing the day-to-day details for our next chapter.

We believe that the work we’ve accomplished together will continue to thrive under Covis’ leadership, especially in light of a shared resolve to ensure therapies reach those in need. I will continue to be your contact until the close of the deal. In the coming weeks, I will introduce you to my counterpart at Covis.

We are grateful for the role you have played to help us better serve patients and thank you for your support.

Sincerely,

[AMAG Relationship Holder]

Additional Information and Where to Find It

The Offer referred to in this report has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the offer materials that Parent and Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will cause to be filed a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing www.amagpharma.com or by contacting the Company’s Investor Relations contact at contactus@amagpharma.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to future events or the Company’s future financial performance. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed Offer and Merger, including the risks that a condition to closing would not be satisfied or that any of the committed financing will not be available within the expected timeframe or at all or that the closing of the proposed Offer or Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed Offer or the Merger, the response of business partners and competitors to the announcement of the proposed Offer or the Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Offer or the Merger; and (iv) those risks detailed in the Company’s most recent Annual Report on Form 10-K and any subsequent reports filed with the SEC, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2020 and June 30, 2020, and any other documents that may be filed by the Company from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.